UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                 SCHEDULE 13D/A
                                 Amendment No. 5
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           Southwall Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    844909101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert Van Grover
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                  212-574-1200
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 23, 2006
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box |_|.

     The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham & Company, L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14   TYPE OF REPORTING PERSON*

     BD

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     The Needham Group, Inc.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     2,009,807

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     2,009,807

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,009,807

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4%

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Investment Management L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     1,428,000

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     1,428,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,428,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14   TYPE OF REPORTING PERSON*

     IA

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Asset Management, L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     1,428,000

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     1,428,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,428,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14   TYPE OF REPORTING PERSON*

     OO

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     George A. Needham
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     35,000

8    SHARED VOTING POWER

     13,854,112

9    SOLE DISPOSITIVE POWER

     35,000

10   SHARED DISPOSITIVE POWER

     13,854,112

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,889,112

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.6%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Capital Partners II, L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     3,258,068

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     3,258,068

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,258,068

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Capital Partners III, L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     5,703,716

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     5,703,716

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,703,716

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Capital Partners IIIA L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     589,054

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     589,054

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     589,054

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Capital Partners II (Bermuda), L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     456,700

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     456,700

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     456,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Capital Partners III (Bermuda), L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     1,136,767

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     1,136,767

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,136,767

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Capital Management L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     9,550,838

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     9,550,838

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,550,838

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.9%

14   TYPE OF REPORTING PERSON*

     OO

CUSIP No. 844909101

1    NAME OF REPORTING PERSONS

     Needham Capital Management (Bermuda) L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     1,593,467

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     1,593,467

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,593,467

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%

14   TYPE OF REPORTING PERSON*

     OO

                        Pursuant to Rule 13d-1 under the
                   Securities Exchange Act of 1934, as amended

Item 1. Security and Issuer.

     This Statement on Schedule 13D/A (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") and Series A 10% Cumulative Preferred Stock ("Series A Preferred Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3788 Fabian Way, Palo Alto, California 94303.

Item 2. Identity and Background.

     (a)-(c) and (f) This Statement is filed by The Needham Group, Inc., a Delaware corporation ("Needham Group"), Needham & Company, L.L.C., a Delaware limited liability company ("Needham & Co."), Needham Investment Management L.L.C., a Delaware limited liability company ("NIM"), Needham Asset Management, L.L.C., a Delaware limited liability company ("NAM"), George A. Needham, a natural person who is a U.S. citizen, Needham Capital Partners II, L.P., a Delaware limited partnership ("NCPII"), Needham Capital Partners III, L.P., a Delaware limited partnership ("NCPIII"), Needham Capital Partners IIIA, L.P., a Delaware limited partnership ("NCPIIIA"), Needham Capital Partners II (Bermuda), L.P., a Bermuda limited partnership ("NCPIIB"), Needham Capital Partners III (Bermuda), L.P., a Bermuda limited partnership ("NCPIIIB"), Needham Capital Management, L.L.C., a Delaware limited liability company ("NCM"), and Needham Capital Management (Bermuda) L.L.C., a Bermuda limited liability company ("NCMB"). Needham & Co., Needham Group, NIM, NAM, George A. Needham, NCPII, NCPIII, NCPIIIA, NCPIIB, NCPIIIB, NCM and NCMB are collectively referred to in this Statement as the "Reporting Persons."

     The principal business office and mailing address of the Reporting Persons is c/o Needham & Company, L.L.C., 445 Park Avenue, New York, New York 10022. Needham Group is an investment banking, securities and asset management firm. Needham Group manages NAM and Needham & Co. The business of NIM is serving as the investment manager or general partner of certain private investment partnerships and certain private investment funds. The business of NAM is serving as the managing member of NIM. The business of NCM is serving as the general partner of NCPII, NCPIII and NCPIIIA, each of which are private investment partnerships. The business of NCMB is serving as the general partner of NCPIIB AND NCPIIIB, each of which are private investment partnerships. The present principal occupation of George A. Needham is Chairman of the Board and Chief Executive Officer of Needham Group. The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons are set forth on Schedule I to this Statement.

     (d) and (e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Persons may be deemed to beneficially own 11,355,446 shares of Common Stock and 3,261,666 shares of Series A Preferred Stock. The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons. No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

     On August 23, 2006, as a result of a corporate restructuring, Needham & Co. transferred all of its Common Stock to its affiliate, Needham Group, for no consideration. This Schedule 13D is not being filed because of the purchase of additional shares, but because the stock formerly beneficially owned by Needham & Co. is now beneficially owned by Needham Group.

     On December 31, 2004, Needham Capital Partners II, L.P., Needham Capital Partners II (Bermuda), L.P., Needham Capital Partners III, L.P., Needham Capital Partners IIIA, L.P., Needham Capital Partners III (Bermuda), L.P. elected to convert all outstanding principal of, and accrued but unpaid interest on, their secured convertible promissory notes (the "Convertible Notes") of Southwall Technologies Inc. ("Southwall") into shares of Series A Preferred Stock. The Convertible Notes by their terms were convertible at the option of the holders into Series A Preferred Stock at a rate of one share for each $1.00 of principal or interest converted.

     The aggregate principal amount of the Convertible Notes converted by the Note Holders was $4,500,000, and the interest accrued thereon as of the time of conversion was $392,499; therefore, the aggregate number of shares of Series A Preferred Stock issued as a result of the conversions was $4,892,499. In particular, the Convertible Note held by Needham Capital Partners II, L.P., in the original principal amount of $877,058, was converted into 953,557 shares of Series A Preferred Stock; the Convertible Note held by Needham Capital Partners II (Bermuda), L.P., in the original principal amount of $122,942, was converted into 133,665 shares of Series A Preferred Stock; the Convertible Note held by Needham Capital Partners III, L.P. in the original principal amount of $1,535,416, was converted into 1,669,338 shares of Series A Preferred Stock; the Convertible Note held by Needham Capital Partners IIIA, L.P. in the original principal amount of $158,571, was converted into 172,402 shares of Series A Preferred Stock; and the Convertible Note held by Needham Capital Partner III (Bermuda), L.P., in the original principal amount of $306,013, was converted into 332,704 shares of Series A Preferred Stock.

     The Convertible Notes were originally issued to the Note Holders pursuant to the Amended and Restated Investment Agreement dated February 20, 2004, by and among Southwall, Needham & Company, Inc. and the Note Holders. The Convertible Notes and Series A Preferred Stock issued to the Note Holders upon conversion were issued without registration and only to accredited investors in reliance upon Rule 506 of the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction.

     On August 23, 2006, Needham & Co. transferred all of its Common Stock to its affiliate, Needham Group, for no consideration.

     Pursuant to the Investment Agreement described in the 13D filed by the Reporting Persons on December 29, 2003, Needham & Co. posted a Letter of Credit to collateralize a certain loan facility entered into by the Company. As discussed in the Company's 10-K filed on April 2, 2007, the Letter of Credit remains in effect, which was renewed on March 30, 2007 by The Needham Group, Inc.

     Other than specified in this Item 4, the Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

     (a) (1) Needham & Co. owns 0 shares of Common Stock.

     (2) Needham Group owns 2,009,807 shares of Common Stock, which amount constitutes 7.4% of the issued and outstanding Common Stock.

     (3) NIM may be deemed to own beneficially the aggregate amount of 1,428,000 shares of Common Stock owned by certain private investment partnerships and certain registered investment companies by virtue of its position as general partner and investment adviser, respectively, of those private investment partnerships and registered investment companies, which amount constitutes 5.2% of the issued and outstanding Common Stock. NIM disclaims beneficial ownership of all of the reported shares of Common Stock owned by the certain private investment partnerships and funds, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (4) NAM may be deemed to own beneficially the aggregate amount of 1,428,000 shares of Common Stock owned by certain private investment partnerships and certain registered investment companies managed by NIM by virtue of its position as the managing member of NIM, which constitutes 5.2% of the issued and outstanding shares of Common Stock and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (3) George A. Needham may be deemed to beneficially own (i) the shares of Common Stock owned by Needham Group by virtue of his position in and share ownership of Needham Group, (ii) the shares of Common Stock beneficially owned by certain private investment partnerships managed by NIM by virtue of his position as manager of NIM (iii) the Common Stock and Series A Preferred Common Stock owned NCPII, NCPIII and NCPIIIA by virtue of his position as a manager of NCM, the general partner of NCPII, NCPIII, and NCPIIIA, (iv) the Common Stock and Series A Preferred Common Stock beneficially owned by NCPIIB and NCPIIIB by virtue of his position as a manager of NCMB and (v) shares of Common Stock held in personal accounts. The aggregate amount of shares of Common Stock (assuming full conversion of all Series A Preferred Common Stock owned by the Reporting Persons) owned by Mr. Needham is 13,889,112, which constitutes 45.6% of the issued and outstanding shares of Common Stock. Mr. Needham disclaims beneficial ownership of all of the reported shares of Common Stock and the Series A Preferred Common Stock, except to the extent of his pecuniary interest and the inclusion of these shares in this report shall not be deemed an admission by him of beneficial ownership for any purpose, except to the extent of his pecuniary interest.

     (4) NCPII owns of record and beneficially (i) 953,557 shares of Series A Preferred Stock, which in turn is convertible to 953,557 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 2,304,511 shares of Common Stock. Assuming full conversion of the Series A Preferred Stock, NCPII would own of record 3,258,068 shares of Common Stock, which would constitute 11.5% of the issued and outstanding Common Stock.

     (5) NCPIII owns of record and beneficially (i) 1,669,338 shares of Series A Preferred Stock, which in turn is convertible to 1,669,338 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and
(ii) 4,034,378 shares of Common Stock. Assuming full conversion of the Series A Preferred Stock, NCPIII would own of record 5,703,716 shares of Common Stock, which would constitute 19.7% of the issued and outstanding Common Stock.

     (6) NCPIIIA owns of record and beneficially (i) 172,402 shares of Series A Preferred Stock, which in turn is convertible to 172,402 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 416,652 shares of Common Stock. Assuming full conversion of the Series A Preferred Stock, NCPIIIA would own of record 589,054 shares of Common Stock, which would constitute 2.1% of the issued and outstanding Common Stock.

     (7) NCPIIB owns of record and beneficially (i) 133,665 shares of Series A Preferred Stock, which in turn is convertible to 133,665 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 323,035 shares of Common Stock. Assuming full conversion of the Series A Preferred Stock, NCPIIB would own of record 456,700 shares of Common Stock, which would constitute 1.6% of the issued and outstanding Common Stock.

     (8) NCPIIIB owns of record and beneficially (i) 332,704 shares of Series A Preferred Stock, which in turn is convertible to 332,704 shares of Common Stock, subject to adjustments applicable to the Series A Preferred Stock, and (ii) 804,063 shares of Common Stock. Assuming full conversion of the Series A Preferred Stock, NCPIIIB would own of record 1,136,767 shares of Common Stock, which would constitute 4.1% of the issued and outstanding Common Stock.

     (9) NCM may be deemed to own beneficially the Common and Series A Preferred Stock owned by NCPII , NCPIII and NCP IIIA by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 9,550,838 shares of Common Stock, which amount constitute 31.9% of the issued and outstanding Common Stock. NCM disclaims beneficial ownership of all of the reported shares of Common Stock owned by NCPII, NCPIII, and NCPIIIA and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (10) NCMB may be deemed to own beneficially the Common and Series A Preferred Stock owned by certain NCPIIB and NCPIIIB virtue of its position as general partner to those Bermuda private partnerships, and accordingly may be deemed to beneficially own the 1,593,467 shares of Common Stock, which amount constitute 5.7% of the issued and outstanding Common Stock. NCMB disclaims beneficial ownership of all of the reported shares of Common Stock owned by the certain Bermuda partnerships, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (b) Needham Group has the shared power to direct the vote and disposition of 2,009,807 shares of Common Stock. NIM, the general partner of certain private investment partnerships and investment adviser of registered investment companies, and such private investment partnerships and registered companies have shared power to direct the vote and disposition of 1,428,000 shares of Common Stock directly owned by those private investment partnerships and those registered investment companies. NAM has shared power to direct the vote and disposition of 1,428,000 shares of Common Stock directly owned by those private investment partnerships and those registered investment companies because it serves as the manager of NIM. NCM, the general partner of NCPII, and NCPII have shared power to direct the vote and disposition of 3,258,068 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock. NCM, the general partner of NCPIII, and NCPIII have shared power to direct the vote and disposition of 5,703,716 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock. NCM, the general partner of NCPIIIA, and NCPIIIA have shared power to direct the vote and disposition of 589,054 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock. NCMB, the general partner of NCPIIB, and NCPIIB have shared power to direct the vote and disposition of 456,700 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock. NCMB, the general partner of NCPIIIB, and NCPIIIB have shared power to direct the vote and disposition of 1,136,767 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock. George A. Needham may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock owned by Needham Group by virtue of his position in and share ownership of Needham Group, (ii) the shares of Common Stock beneficially owned by certain private investment partnerships managed by NIM by virtue of his position as manager of NIM (iii) the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and Common Stock owned directly by NCPII, NCPIII and NCPIIIA because he serves as a manager of NCM, the general partner of NCPII, NCPIII and NCPIIIA, (iv) the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the Common Stock owned directly by NCPIIB and NCPIIIB because he serves as a manager of NCMB, the general partner of NCPIIB and NCPIIIB, and (v) shares of Common Stock held in personal accounts. Mr. Needham disclaims beneficial ownership of the shares of Common Stock owned by Needham Group, NIM, NAM, NCPII, NCPIII, NCPIIIA, NCPIIB and NCPIIIB.

     (c) The Reporting Persons did not effect any transactions in the securities of the Company during the past 60 days.

     (d) Not applicable.

     (e) Needham & Co. is no longer a beneficial owner of Common Stock and will not be listed on further 13D amendments.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

1.   Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007


                                    THE NEEDHAM GROUP, INC.

                                    By:
                                        ----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: Chief Financial Officer


                                    NEEDHAM & COMPANY, L.L.C.

                                    By:
                                        ----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: Chief Financial Officer


                                    --------------------------------------------
                                              George A. Needham


                                    NEEDHAM INVESTMENT MANAGEMENT L.L.C.

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: Chief Financial Officer


                                    NEEDHAM ASSET MANAGEMENT, L.L.C.

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: Chief Financial Officer


                                    NEEDHAM CAPITAL PARTNERS II, L.P.

                                    By: Needham Capital Management L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS III, L.P.

                                    By: Needham Capital Management L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS IIIA, L.P.

                                    By: Needham Capital Management L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS II
                                    (BERMUDA), L.P.

                                    By: Needham Capital Management (Bermuda)
                                        L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS III
                                    (BERMUDA), L.P.

                                    By: Needham Capital Management (Bermuda)
                                        L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: General Partner


                                    NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: General Partner


                                    NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

                                    By:
                                       -----------------------------------------
                                       Name:  Glen W. Albanese
                                       Title: General Partner

                                   Schedule I

           Executive Officers and Directors of The Needham Group, Inc.

  NAME OF OFFICER                                     PRINCIPAL EMPLOYMENT/OFFICE
    OR DIRECTOR             BUSINESS ADDRESS          WITH THE NEEDHAM GROUP, INC.
    -----------             ----------------          ----------------------------
George A. Needham      c/o The Needham Group, Inc.    Chairman of the Board and
                       445 Park Avenue                Chief Executive Officer
                       New York, New York  10022

John J. Prior, Jr.     c/o The Needham Group, Inc.    Director
                       445 Park Avenue
                       New York, New York  10022

Warren M. Foss         c/o The Needham Group, Inc.    Director
                       445 Park Avenue
                       New York, New York  10022

Glen W. Albanese       c/o The Needham Group, Inc.    Managing Director, Chief
                       445 Park Avenue                Financial Officer
                       New York, New York  10022

Andre R. Horn          c/o The Needham Group, Inc.    Director
                       445 Park Avenue
                       New York, New York  10022

Edgar F. Heizer, Jr.   c/o The Needham Group, Inc.    Director
                       445 Park Avenue
                       New York, New York  10022

Eugene R. White        c/o The Needham Group, Inc.    Director
                       445 Park Avenue
                       New York, New York  10022

           Executive Officers and Directors of Needham & Company, L.L.C.

  NAME OF OFFICER                                     PRINCIPAL EMPLOYMENT/OFFICE
    OR DIRECTOR             BUSINESS ADDRESS          WITH NEEDHAM & COMPANY, L.L.C.
    -----------             ----------------          ----------------------------
John J. Prior, Jr.     c/o Needham & Company, L.L.C.  Managing Director, President
                       445 Park Avenue                & Chief Executive Officer
                       New York, New York  10022

Chad W. Keck           c/o Needham & Company, L.L.C.  Managing Director,
                       445 Park Avenue                Vice-Chairman
                       New York, New York  10022

Warren M. Foss         c/o Needham & Company, L.L.C.  Managing Director, Chairman
                       445 Park Avenue
                       New York, New York  10022

Mark Van Valkenburgh   c/o Needham & Company, L.L.C.  Managing Director,
                       445 Park Avenue                Institutional Sales
                       New York, New York  10022

Sean Dwyer             c/o Needham & Company, L.L.C.  Managing Director, Sales &
                       445 Park Avenue                Trading
                       New York, New York  10022

John Lazo              c/o Needham & Company, L.L.C.  Managing Director, OTC &
                       445 Park Avenue                Listed Trading
                       New York, New York  10022

Thomas Maloney         c/o Needham & Company, L.L.C.  Managing Director, Director
                       445 Park Avenue                of Research
                       New York, New York  10022

Glen W. Albanese       c/o Needham & Company, L.L.C.  Managing Director, Chief
                       445 Park Avenue                Financial Officer
                       New York, New York  10022

Bernard H. Lirola      c/o Needham & Company, L.L.C.  Managing Director, Co-Head
                       445 Park Avenue                of Corporate Finance
                       New York, NY  10022

David S. Schechner     c/o Needham & Company, L.L.C.  Managing Director, Co-Head
                       445 Park Avenue                of Corporate Finance
                       New York, NY  10022

     Needham Asset Management, L.L.C. is the managing member of Needham Investment Management L.L.C. Needham Investment Management L.L.C. is the sole general partner of: various Needham private investment partnerships and is the investment adviser of: (a) various series of The Needham Funds, Inc., and (b) The Needham Funds. Needham Capital Management L.L.C. is the sole general partner of (a) Needham Capital Partners II, L.P., (b) Needham Capital Partners III, L.P. and (c) Needham Capital Partners IIIA, L.P. Needham Capital Management (Bermuda) L.L.C. is the sole general partner of (a) Needham Capital Partners II (Bermuda), L.P. and (b) Needham Capital Partners III (Bermuda), L.P.

        The members and principals of Needham Asset Management, L.L.C. are:

  NAME OF OFFICER                                             PRINCIPAL EMPLOYMENT/OFFICE
    OR DIRECTOR             BUSINESS ADDRESS                  WITH NEEDHAM ASSET MANAGEMENT, L.L.C.
    -----------             ----------------                  -----------------------------------
George A. Needham      c/o Needham Asset Management, L.L.C.   Chairman of the Board & Chief Executive Officer
                       445 Park Avenue
                       New York, New York  10022

James K. Kloppenburg   c/o Needham Asset Management, L.L.C.   Managing Director, President
                       445 Park Avenue
                       New York, New York  10022

Glen W. Albanese       c/o Needham Asset Management, L.L.C.   Managing Director, Chief Financial Officer
                       445 Park Avenue
                       New York, New York  10022

     The members and principals of Needham Investment Management L.L.C. are:

  NAME OF OFFICER                                             PRINCIPAL EMPLOYMENT/OFFICE
    OR DIRECTOR             BUSINESS ADDRESS                  WITH NEEDHAM INVESTMENT MANAGEMENT, L.L.C.
    -----------             ----------------                  ---------------------------------------
George A. Needham      Needham Investment Management, L.L.C.  Member
                       445 Park Avenue
                       New York, New York 10022

James K. Kloppenburg   Needham Investment Management, L.L.C.  Member
                       445 Park Avenue
                       New York, New York  10022

Glen W. Albanese       Needham Investment Management, L.L.C.  Member
                       445 Park Avenue
                       New York, New York  10022

      The general partners of Needham Capital Management L.L.C. are:

  NAME OF OFFICER                                             PRINCIPAL EMPLOYMENT/OFFICE
    OR DIRECTOR             BUSINESS ADDRESS                  WITH NEEDHAM CAPITAL MANAGEMENT, L.L.C.
    -----------             ----------------                  ---------------------------------------
George A. Needham      Needham Capital Management L.L.C.      Member
                       445 Park Avenue
                       New York, New York 10022

John J. Prior, Jr.     Needham Capital Management L.L.C.      Member
                       445 Park Avenue
                       New York, New York  10022

Thomas P. Shanahan     Needham Capital Management L.L.C.      Member
                       445 Park Avenue
                       New York, New York  10022

Glen W. Albanese       Needham Capital Management L.L.C.      Chief Financial Officer
                       445 Park Avenue
                       New York, New York  10022

    The general partners of Needham Capital Management (Bermuda) L.L.C. are:

                                                              PRINCIPAL EMPLOYMENT/OFFICE WITH
  NAME OF OFFICER                                             NEEDHAM CAPITAL MANAGEMENT, L.L.C.
    OR DIRECTOR             BUSINESS ADDRESS                       (BERMUDA) L.L.C.
    -----------             ----------------                  --------------------------------
George A. Needham      Needham Capital Management
                         (Bermuda) L.L.C.                     Member
                       445 Park Avenue
                       New York, New York 10022

John J. Prior, Jr.     Needham Capital Management
                         (Bermuda) L.L.C.                     Member
                       445 Park Avenue
                       New York, New York  10022

Thomas P. Shanahan     Needham Capital Management
                         (Bermuda) L.L.C.                     Member
                       445 Park Avenue
                       New York, New York  10022

Glen W. Albanese       Needham Capital Management
                         (Bermuda) L.L.C.                     Chief Financial Officer
                       445 Park Avenue
                       New York, New York  10022

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 18th day of April, 2007.


                                    THE NEEDHAM GROUP, INC.

                                    By:
                                        ----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: Chief Financial Officer


                                    NEEDHAM & COMPANY, L.L.C.

                                    By:
                                        ----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: Chief Financial Officer


                                    --------------------------------------------
                                              George A. Needham


                                    NEEDHAM INVESTMENT MANAGEMENT L.L.C.

                                    By:
                                        ----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: Chief Financial Officer


                                    NEEDHAM CAPITAL PARTNERS II, L.P.

                                    By: Needham Capital Management L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS III, L.P.

                                    By: Needham Capital Management L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS IIIA, L.P.

                                    By: Needham Capital Management L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS II
                                    (BERMUDA), L.P.

                                    By: Needham Capital Management (Bermuda)
                                        L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: General Partner


                                    NEEDHAM CAPITAL PARTNERS III
                                    (BERMUDA), L.P.

                                    By: Needham Capital Management (Bermuda)
                                        L.L.C.,
                                        its general partner

                                    By:
                                       -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: General Partner


                                    NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                                    By:
                                       -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: General Partner


                                    NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

                                    By:
                                       -----------------------------------------
                                        Name:  Glen W. Albanese
                                        Title: General Partner

SK 22312 0009 762707